FILED PURSUANT TO RULE 424(B)(4)
REGISTRATION NO. 333-110015

PROSPECTUS

2,200,000 Shares

Common Stock

      The shares of common stock are being sold by Scott M. Niswonger, our chairman and major shareholder. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder. The underwriters are purchasing the shares on a firm commitment basis. The underwriters have an option to purchase up to 330,000 additional shares from the East Tennessee Foundation to cover over-allotments of shares, if any.

      Our common stock is listed on The Nasdaq Stock Market’s National Market under the symbol “FWRD.” The last reported sale price on November 10, 2003 was $29.77 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

		Underwriting	Net Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Shareholder

Per Share	$28.00	$1.40	$26.60
Total	$61,600,000	$3,080,000	$58,520,000

      Delivery of the shares of common stock will be made on or about November 14, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Deutsche Bank Securities

BB&T Capital Markets

The date of this prospectus is November 10, 2003.

PROSPECTUS SUMMARY

      The following summary highlights some of the information from this prospectus and may not contain all the information that is important to you. Before deciding to invest in our common stock, you should read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes, and the documents incorporated by reference in this prospectus. Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “our company,” “the company,” “Forward Air” or “us” as used in this prospectus refer to Forward Air Corporation and its subsidiaries.

The Company

Our Business

      We are a leading provider of time definite surface transportation and related logistics services to the North American deferred air freight market. Our scheduled surface transportation services provide our customers a cost effective and reliable alternative to air transportation. We transport cargo that must be delivered at a specific time, but is less time-sensitive than traditional air freight. This type of cargo is frequently referred to in the transportation industry as “deferred air freight.” We operate a network of 80 terminals located on or near airports in the United States and Canada, including a central sorting facility in Columbus, Ohio and eight regional hubs serving key markets. Our typical shipment consists of a pallet load of freight, such as electronics, telecommunications equipment, machine parts, trade show exhibit materials or medical equipment. During 2002, our average shipment weighed over 700 pounds. We utilize a flexible source of capacity that results in a largely variable cost model, with low capital requirements. We purchase our transportation requirements from owner-operators and, to a lesser extent, from other surface transportation providers.

      We also offer customers a growing array of logistics services including: exclusive use vehicles (commonly referred to as truck brokerage); dedicated fleet; warehousing; customs brokerage; and shipment consolidation and handling. These services are critical to our air freight forwarder customers that do not provide logistics services themselves or that prefer to use one provider for all of their transportation needs. For two major international airlines, we manage all of their surface transportation and related logistics needs from the time the freight arrives in the United States until it is delivered to its final destination.

      We market our services primarily to air freight forwarders, which are businesses that arrange transportation of cargo for third parties; integrated air cargo carriers; and passenger and cargo airlines. To serve this market, we offer customers a very high level of service with a focus on on-time, damage-free deliveries. We serve our customers by locating terminals on or near airports and maintaining regularly scheduled transportation service between major cities. We receive shipments at our terminals and transport them by truck to our central sorting facility or one of our regional hubs, where they are unloaded, sorted and reloaded. After reloading the shipments, we deliver them to the terminals nearest their destinations. We ship freight directly between terminals when justified by the volume of shipments. During 2002, approximately 33% of the freight we handled was for overnight delivery, approximately 50% for delivery within two to three days and the balance for delivery in four to five days. We typically do not provide local pickup and delivery services and do not market our services directly to shippers. Because we do not place significant size or weight restrictions on shipments, we do not generally compete directly with integrated air cargo carriers such as United Parcel Service, Federal Express and DHL Worldwide in the overnight delivery of small parcels. In 2002, our five largest customers accounted for approximately 20% of our operating revenue, and no single customer accounted for more than 7% of our operating revenue.

      For the nine month period ended September 30, 2003, we generated operating revenue of $176.3 million, an increase of 5.8% from $166.7 million for the same period in 2002. Our operating income for the nine month period ended September 30, 2003 was $28.6 million, an increase of 21.7% from $23.5 million for the same period in 2002. In 2002, we realized a pre-tax return on assets of 24.2% and a return on equity of 19.2%.

Our Industry

      As businesses minimize inventory levels, perform manufacturing and assembly operations in multiple locations and distribute their products through multiple channels, they more frequently require expedited delivery services. Expedited shipments are those shipments where the customer requires delivery the next day or within two to three days, usually at a specified time or within a specified time window. The Colography Group, Inc., an independent industry market research and consulting firm, expects the total U.S. expedited cargo market, including air and surface, to generate $81.4 billion in revenue in 2003. The U.S. domestic air freight market is estimated to be approximately $30.7 billion, or 37.7% of this market. Approximately $3.7 billion or 11.9% of that market is made up of heavyweight overnight and deferred air freight, representing the portion of the market within which Forward Air primarily competes.

      Shippers with expedited delivery requirements have four principal alternatives to transport freight: freight forwarders; integrated air cargo carriers; less-than-truckload carriers; and passenger and cargo airlines. Shippers are outsourcing more of their transportation logistics needs to air freight forwarders because of their flexibility and cost effectiveness. In order to remain competitive, freight forwarders increasingly demand expedited logistics services from their transportation providers.

Competitive Advantages

      We believe that the following competitive advantages are critical to our success as a leading provider of time definite surface transportation services and related logistics services to the deferred air freight market in North America:

•	We focus on providing time definite surface transportation and related logistics services to the deferred air cargo industry. We believe this enables us to provide a higher level of service in a more cost effective manner than our competitors.

•	Our expansive network of terminals and sorting facilities located on or near airport terminals throughout the United States and Canada would be difficult for our competitors to replicate.

•	To avoid competing with our customers, we concentrate our marketing on air freight forwarders, integrated air cargo carriers, and passenger and cargo airlines, and do not market our services directly to shippers.

•	We adhere to a published schedule for transit times with specific cut-off and arrival times to provide our customers with the predictability necessary to deliver the highest level of service.

•	Our flexible business model enables us to respond quickly to changing demands and opportunities in our industry and generate higher returns on assets due to our low capital requirements.

•	We provide comprehensive logistics service offerings that are an essential part of some customers’ transportation needs and are not offered by many of our competitors.

•	Our technology platform enables us to increase the volume of freight we handle in our network, improve the visibility of shipment information and reduce our operating costs and those of our customers.

Growth Strategy

      Our growth strategy is to take advantage of our competitive strengths in the deferred air freight market to increase our profits and returns to shareholders. Principal components of our growth strategy are to:

•	Increase the volume of freight transported through our network for our existing customers.

•	Develop new customers.

•	Improve the efficiency of our transportation network.

•	Expand our logistics services offerings.

•	Enhance our information systems.

•	Pursue selected strategic acquisitions that can increase our penetration of a geographic area, add new customers, increase freight volume or allow us to offer additional logistics services.

Company Information

      We are incorporated in Tennessee. Our principal executive offices are located at 430 Airport Road, Greeneville, Tennessee 37745. Our telephone number at that address is (423) 636-7000. Our Internet address is www.forwardair.com. The information contained on our web site is not part of this prospectus.

Recent Developments

      On October 27, 2003, we announced that Bruce A. Campbell, our President and Chief Operating Officer, has been appointed to serve as our Chief Executive Officer. Mr. Campbell has served as our Chief Operating Officer since April 1990 and our President since August 1998. In these capacities, Mr. Campbell has been instrumental in directing our company’s operations and growth. Scott M. Niswonger, the selling shareholder, will continue to serve as the non-executive Chairman of our Board of Directors.

The Offering

      Mr. Niswonger is offering for sale 2,200,000 shares of our common stock owned by him. We will not receive any proceeds from this offering.

Common stock offered	2,200,000 shares

Common stock outstanding before and after this offering(1)	21,469,300 shares

Use of proceeds	We will not receive any proceeds from the sale of our common stock in this offering.

Nasdaq National Market symbol	FWRD

(1)	The number of shares of our common stock to be outstanding before and after this offering:

•	is based on shares of our common stock outstanding as of November 7, 2003;

•	excludes 1,349,581 shares of common stock issuable upon the exercise of options outstanding as of November 7, 2003, at a weighted average exercise price of $19.47 per share; and

•	excludes 239,339 shares of common stock reserved for future grants under our stock option plans.

      Except as otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase 330,000 shares of our common stock from the East Tennessee Foundation to cover over-allotments, if any. In the event that the over-allotment option is exercised, any references to the selling shareholder in this prospectus includes a reference to the East Tennessee Foundation. All information in this prospectus has been adjusted to reflect a three-for-two stock split in January 2000 and a two-for-one stock split in March 1999.

Summary Historical Consolidated Financial and Other Data

      We have derived the following summary consolidated income statement and income per share data for each of the years in the five year period ended December 31, 2002 from our audited consolidated financial statements. We have derived the summary consolidated income statement, income per share, and balance sheet data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 from our unaudited condensed consolidated financial statements, which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information. You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus. The information below is not necessarily indicative of our results for future periods.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1998(1)	1999	2000	2001	2002	2002	2003

	(in thousands, except per share and certain operating data)
Income Statement Data:
Operating revenue	$130,438	$170,843	$214,907	$227,500	$226,072	$166,699	$176,333
Total operating expenses	114,427	144,399	177,606	195,842	193,335	143,203	147,726

Income from operations	16,011	26,444	37,301	31,658	32,737	23,496	28,607
Other income (expense), net	(1,169)	(454)	666	546	1,421	384	375

Income from continuing operations before income taxes	14,842	25,990	37,967	32,204	34,158	23,880	28,982
Income taxes	5,653	9,950	14,522	12,322	12,542	9,074	10,869

Income from continuing operations	$9,189	$16,040	$23,445	$19,882	$21,616	$14,806	$18,113

Income Per Share Data:
Income from continuing operations per share:
Basic	$0.49	$0.80	$1.11	$0.92	$1.00	$0.69	$0.85

Diluted	$0.48	$0.76	$1.05	$0.89	$0.98	$0.67	$0.84

Operating Data:
Operating margin(2)	12.3%	15.5%	17.4%	13.9%	14.5%	14.1%	16.2%
Return on equity(3)(4)	26.4%	43.3%	33.9%	20.9%	19.2%	NM	NM
Capital expenditures	$11,764	$7,412	$16,547	$4,844	$3,913	$3,618	$2,515
Depreciation and amortization	$4,346	$4,996	$5,783	$8,410	$7,461	$5,615	$5,440
Average weekly volume (millions lbs)	15.4	19.2	23.9	24.2	24.5	24.0	24.6

As of
September 30, 2003

(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$76,660
Working capital	95,039
Total assets	166,637
Total debt, including capital lease obligations	1,025
Shareholders’ equity	138,374

(1)	In September 1998, we spun off our truckload carrier business, operated as Landair Transport, Inc., to our shareholders. The financial results of this business were accounted for as a discontinued operation in our 1998 results of operations.

(2)	Represents income from operations as a percentage of operating revenue.

(3)	Represents income from continuing operations divided by the average of the current and previous years’ shareholders’ equity.

(4)	Data for 1998 includes the effect of assets and liabilities from Landair Transport, Inc., a discontinued operation.

RISK FACTORS

      You should carefully consider the risks described below before buying any shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also significantly impair our business, financial condition and results of operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

In order to continue growth in our business, we will need to increase the volume and revenue per pound of the freight shipped through our system.

      Our continued growth depends in significant part on our ability to increase the amount and revenue per pound of the freight shipped through our network. The amount of freight shipped through our network and our revenue per pound depend on numerous factors, many of which are beyond our control, such as economic conditions and our competitors’ pricing. Therefore, we cannot assure you that the amount of freight shipped or the revenue per pound we realize on that freight will increase or even remain at current levels. If we fail to increase the volume of the freight shipped through our network or the revenue per pound of the freight shipped, we may be unable to increase our profitability.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our results of operations.

      Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include increases or rapid fluctuations in fuel prices, capacity in the trucking industry, insurance premiums, self-insured retention levels and difficulty in attracting and retaining qualified owner-operators and freight handlers. Our profitability would decline if we were unable to anticipate and react to increases in our operating costs, including purchased transportation and labor, or decreases in the amount or revenue per pound of freight shipped through our system. Due to competitive factors, we may be unable to raise our prices to meet increases in our operating costs, which would result in a materially adverse effect on our business, results of operations and financial condition.

      Economic conditions may adversely affect our customers and the amount of freight available for transport. This may require us to lower our rates and result in lower volumes of freight flowing through our network. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses. Our results of operations may be affected by seasonal factors. Volumes of freight tend to be lower in the first quarter after the winter holiday season. In addition, it is not possible to predict the medium or long-term effects of the September 11, 2001 terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or their impact, if any, on our future results of operations.

Because a portion of our network costs are fixed, we will be adversely affected by any decrease in the volume or revenue per pound of freight shipped through our network.

      Our operations, particularly our network of hubs and terminals, represent substantial fixed costs. As a result, any decline in the volume or revenue per pound of freight we handle may have an adverse effect on our operating margin and our results of operations. Typically, we do not have contracts with our customers and we cannot assure you that our current customers will continue to utilize our services or that they will continue at the same levels. The actual shippers of the freight moved through our network include various manufacturers and distributors of electronics, telecommunications equipment, machine parts, trade show exhibit materials and medical equipment. Adverse business conditions affecting these shippers or adverse general economic conditions are likely to cause a decline in the volume of freight shipped through our network.

We operate in a highly competitive and fragmented industry, and our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our operations and profitability.

      The freight transportation industry is highly competitive, very fragmented and historically has had few barriers to entry. Our principal competitors include regional trucking companies that specialize in handling deferred air freight and national and regional less-than-truckload carriers. To a lesser extent, we compete with integrated air cargo carriers and passenger airlines. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity. We also face competition from air freight forwarders who decide to establish their own networks to transport deferred air freight. We believe competition is based on service, primarily on-time delivery, flexibility and reliability, as well as rates. Many of our competitors periodically reduce their rates to gain business, especially during times of economic decline. In the past several years, several of our competitors have reduced their rates to unusually low levels that we believe are unsustainable in the long-term, but that may materially adversely affect our business in the short-term. These competitors may cause a decrease in our volume of freight, require us to lower the prices we charge for our services and adversely affect both our growth prospects and profitability.

Claims for property damage, personal injuries or workers’ compensation and related expenses could significantly reduce our earnings.

      Under United States Department of Transportation regulations, we are liable for property damage or personal injuries caused by owner-operators while they are operating on our behalf. We currently maintain liability insurance that we believe is adequate to cover third-party claims and we have a self-insured retention of $500,000 per occurrence for each such claim. We may also be subject to claims for workers’ compensation and we maintain a $250,000 self-insured retention for each such claim. We could incur claims in excess of our policy limits or incur claims not covered by our insurance. Any claims beyond the limits or scope of our insurance coverage may have a material adverse effect on us. Because we do not carry “stop loss” insurance, a significant increase in the number of claims that we must cover under our self-insurance retainage could adversely affect our profitability. In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

We have grown and plan to grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

      We have grown through acquisitions and we intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

•	identification of appropriate acquisition candidates;

•	negotiation of acquisitions on favorable terms and valuations;

•	integration of acquired businesses and personnel;

•	implementation of proper business and accounting controls;

•	ability to obtain financing, on favorable terms or at all;

•	diversion of management attention;

•	retention of employees and customers; and

•	unexpected liabilities.

      Acquisitions also may affect our short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may actually decline.

We may have difficulty effectively managing our growth, which could adversely affect our results of operations.

      Our growth plans will place significant demands on our management and operating personnel. Our ability to manage our future growth effectively will require us to regularly enhance our operating and management information systems and to continue to attract, retain, train, motivate and manage key employees. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected.

If we fail to maintain and enhance our information technology systems, we may lose orders and customers or incur costs beyond expectations.

      We must maintain and enhance our information technology systems to remain competitive and effectively handle higher volumes of freight through our network. We expect customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. If we are unable to maintain and enhance our information systems to handle our freight volumes and meet the demands of our customers, our business and results of operations will be adversely affected. If our information systems are unable to handle higher freight volumes and increased logistics services, our service levels and operating efficiency may decline. This may lead to a loss of customers and a decline in the volume of freight we receive from customers.

Our information technology systems are subject to risks that we cannot control.

      Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers and the ability of our customers to access our information technology systems. This may result in the loss of customers or a reduction in demand for our services.

If we have difficulty attracting and retaining owner-operators or freight handlers, our results of operations could be adversely affected.

      We depend on owner-operators for most of our transportation needs. In 2002, owner-operators provided 66.2% of our purchased transportation requirements. Competition for owner-operators is intense, and sometimes there are shortages of available owner-operators. In addition, we need a large number of freight handlers to operate our business efficiently. During periods of low unemployment in the areas where our terminals are located, we may have difficulty hiring and retaining a sufficient number of freight handlers. If we have difficulty attracting and retaining enough qualified owner-operators or freight handlers, we may be forced to increase wages and benefits, which would increase our operating costs. This difficulty may also impede our ability to maintain our delivery schedules, which could make our service less competitive and force us to curtail our planned growth. If our labor costs increase, we may be unable to offset the increased cost by increasing rates without adversely affecting our business. As a result, our profitability may be reduced.

A determination by regulators that our independent owner-operators are employees could expose us to various liabilities and additional costs.

      At times, the Internal Revenue Service, the Department of Labor and state authorities have asserted that owner-operators are “employees,” rather than “independent contractors.” One or more governmental authorities may challenge our position that the owner-operators we use are not our employees. There also may be changes in applicable federal or state tax or other laws or interpretations of those laws. If this happens, we are likely to incur additional taxes, as well as higher workers’ compensation and employee benefit costs, and possibly penalties and interest for prior periods. This could have an adverse effect on our results of operations.

We operate in a regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

      The U.S. Department of Transportation and various state agencies have been granted broad powers over our business. These entities generally regulate such activities as authorization to engage in property brokerage and motor carrier operations, safety and financial reporting. We are licensed by the Department of Transportation as a broker and motor carrier to arrange for the transportation of freight by truck. Our domestic customs brokerage operations are licensed by the U.S. Customs Service, and the Federal Maritime Commission regulates our ocean freight forwarding operations. If we fail to comply with any applicable regulations, our licenses may be revoked or we could be subject to substantial fines or penalties and to civil and criminal liability.

      We are also subject to various environmental laws and regulations dealing with hazardous materials that we handle in the ordinary course of our business. Our operations involve the risks of fuel spillage or seepage. If we are involved in a spill or other accident involving hazardous substances, our business and operating results may be adversely affected. Changes to current environmental laws or regulations may increase our operating costs and adversely affect our results of operations.

      The transportation industry is subject to legislative and regulatory changes that can affect the economics of our business by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services. Heightened security concerns in the aftermath of the September 11, 2001 terrorist attacks may also result in increased regulations, including the implementation of various security measures, checkpoints or travel restrictions on trucks.

We are dependent on our senior management team, and the loss of any such personnel could materially and adversely affect our business.

      Our future performance depends, in significant part, upon the continued service of our senior management team. We cannot assure you that we can retain these employees. The loss of the services of one or more of these or other key personnel could have a materially adverse effect on our business, operating results and financial condition. We must continue to develop and retain a core group of management personnel and address issues of succession planning if we are to realize our goal of growing our business. We cannot assure you that we will be able to do so.

If our employees were to unionize, our operating costs are likely to increase.

      None of our employees are currently represented by a collective bargaining agreement. However, we have no assurance that our employees will not unionize in the future, which could increase our operating costs and force us to alter our operating methods. This could have a materially adverse effect on our operating results.

The public market for our shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at any price.

      The market price of our common stock may be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	changes in earnings estimates, recommendations, comments or coverage by securities analysts with respect to our securities or business or the securities or business of our competitors;

•	announcements of mergers, acquisitions or investments by us or our competitors;

•	announcements of new business and services by us or our competitors and customer acceptance of such businesses and services;

•	fluctuations in the market price of our competitors’ publicly-traded stocks;

•	adoption of new accounting standards affecting our industry; and

•	general market and economic conditions and other factors over which we have no control.

      Over the past several years, the stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of those companies. These market factors may adversely affect the market price of our common stock and your ability to resell your shares at or above the price you paid, or at any price.

Our shareholder rights plan, charter and bylaws and provisions of Tennessee law could discourage or prevent a takeover that you may consider favorable.

      We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our shareholder rights plan, charter and bylaws and provisions of Tennessee law may discourage, delay or prevent a merger, acquisition or change in control that you may consider favorable. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. Among other things, these provisions:

•	authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our shareholders;

•	provide that directors may be removed only for cause;

•	provide that any amendment or repeal of the provisions of our charter concerning the removal of directors must be approved by the affirmative vote of the holders of two-thirds of our outstanding shares; and

•	establish advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted on by shareholders at a meeting.

      Our shareholder rights plan, charter and bylaws and provisions of Tennessee law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “plan,” “project,” “intend,” “seek,” and similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions. Some important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under the caption “Risk Factors” in this prospectus and in the documents incorporated or deemed to be incorporated by reference in this prospectus.

      If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

      All of the shares covered by this prospectus are being offered by the selling shareholder. We will not receive any of the proceeds from the sale of the shares.

DIVIDEND POLICY

      We have not paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. It is our intention to retain earnings to finance the growth of our business. Future payment of dividends will depend upon our financial condition, results of operations, contractual restrictions and capital requirements, as well as other factors deemed relevant by our board of directors.

BUSINESS

      We are a leading provider of time definite surface transportation and related logistics services to the North American deferred air freight market. We offer our customers scheduled surface transportation of cargo as a cost effective, reliable alternative to air transportation. We transport cargo that must be delivered at a specific time, but is less time-sensitive than traditional air freight. This type of cargo is frequently referred to in the transportation industry as “deferred air freight.” We operate through a network of 80 terminals located on or near airports in the United States and Canada, including a central sorting facility in Columbus, Ohio and eight regional hubs serving key markets. Our typical shipment consists of a pallet load of freight, often electronics, telecommunications equipment, machine parts, trade show exhibit materials or medical equipment. During 2002, our average shipment weighed over 700 pounds. We utilize a flexible source of capacity that results in a largely variable cost model, with low capital requirements. We purchase our transportation requirements from owner-operators and, to a lesser extent, from other surface transportation providers.

      We also offer our customers a growing array of logistics services including: exclusive use vehicles (commonly referred to as truck brokerage); dedicated fleet; warehousing; customs brokerage; and shipment consolidation and handling. These services are critical to our air freight forwarder customers that do not provide logistics services themselves or that prefer to use one provider for all of their surface transportation needs. For two major international airlines, we manage all of their surface transportation and related logistics needs from the time the freight arrives in the United States until it is delivered to its final destination.

      We market our services primarily to air freight forwarders, which are businesses that arrange transportation of cargo for third parties; integrated air cargo carriers; and passenger and cargo airlines. To serve this market, we offer customers a very high level of service with a focus on on-time, damage-free deliveries. We serve our customers by locating terminals on or near airports and maintaining regularly scheduled transportation service between major cities. We receive shipments at our terminals and transport them by truck to our central sorting facility or to one of our eight regional hubs, where they are unloaded, sorted and reloaded. After reloading the shipments, we deliver them to the terminals nearest their destinations. We ship freight directly between terminals when justified by the volume of shipments. During 2002, approximately 33% of the freight we handled was for overnight delivery, approximately 50% for delivery within two to three days and the balance for delivery in four to five days. We typically do not provide local pickup and delivery services and do not market our services directly to shippers. Because we do not place significant size or weight restrictions on shipments, we generally do not compete directly with integrated air cargo carriers such as United Parcel Service, Federal Express and DHL Worldwide in the overnight delivery of small parcels. In 2002, our five largest customers accounted for approximately 20% of our operating revenue and no single customer accounted for more than 7% of our operating revenue.

      For the nine month period ended September 30, 2003, we generated operating revenue of $176.3 million, an increase of 5.8% from $166.7 million for the same period in 2002. Our operating income for the nine month period ended September 30, 2003 was $28.6 million, an increase of 21.7% from $23.5 million for the same period in 2002. In 2002, we realized a pre-tax return on assets of 24.2% and return on equity of 19.2%.

Our Industry

      As businesses minimize inventory levels, perform manufacturing and assembly operations in multiple locations and distribute their products through multiple channels, they more frequently require expedited delivery services. Expedited shipments are those shipments where the customer requires delivery the next day or within two to three days, usually at a specified time or within a specified time window. The Colography Group, Inc., an independent industry market research and consulting firm, expects the total U.S. expedited cargo market, including air and surface, to generate $81.4 billion in revenue in 2003. The U.S. domestic air freight market is estimated to be approximately $30.7 billion, or 37.7% of this market. Approximately $3.7 billion or 11.9% of that market is made up of heavyweight overnight and deferred air freight, representing the portion of the market within which we primarily compete.

      Shippers with expedited delivery requirements have four principal alternatives to transport freight: freight forwarders; integrated air cargo carriers; less-than-truckload carriers; and passenger and cargo airlines.

•	Freight forwarders obtain requests for shipments from customers, make arrangements for transportation of the cargo by a third party carrier and usually arrange for both delivery from the shipper to the carrier and from the carrier to the recipient by a third party.

•	Integrated air cargo carriers provide pick-up and delivery services primarily using their own fleet of trucks and provide transportation services generally using their own fleet of aircraft.

•	Less-than-truckload carriers also provide pick-up and delivery services through their own fleet of trucks. These carriers operate terminals where freight is unloaded, sorted and reloaded multiple times in a single shipment. This additional handling increases transit time, handling costs and the likelihood of cargo damage.

•	Passenger or cargo airlines provide airport to airport service, but have limited cargo space and generally accept only shipments weighing less than 150 pounds.

      Although expedited air freight is usually transported by aircraft, freight forwarders often elect to transport cargo by truck, especially for shipments requiring deferred delivery. Generally, the cost of shipping freight, especially heavy freight, by truck is substantially less than shipping by aircraft. We believe there are several trends that are increasing demand for lower-cost truck transportation of expedited air freight. These trends include:

•	Increased Outsourcing of Logistics Management to Third Party Logistics Providers. Air freight forwarders are playing an increasingly important role in logistics management. As the growing emphasis on just-in-time processes has added to the complexity of logistics management, companies are finding it more advantageous to outsource their logistics management functions to third parties. According to Armstrong and Associates, the United States third party logistics market has grown at a compound annual rate of approximately 14% between 1997 and 2002. In contrast to integrated air cargo carriers and less-than-truckload carriers that are focused on utilizing their own fixed-cost assets, air freight forwarders can select from various transportation modes and suppliers to meet their customers’ shipping requirements, thereby serving their customers less expensively. In addition, air freight forwarders generally handle shipments of any size and offer customized shipping options, unlike integrated air cargo carriers and less-than-truckload carriers.

•	Integrated Air Cargo Carriers’ Focus on Overnight Freight. Integrated air cargo carriers that transport heavy freight are targeting their marketing efforts at higher yielding overnight freight to better utilize their high fixed-cost infrastructures. As a result, these carriers are outsourcing deferred freight to surface transportation providers like us.

•	Reduced Airline Cargo Capacity. Since the 1980’s, when the domestic airlines eliminated many of their all-cargo aircraft, growth in demand for air cargo services has generally outpaced the growth of aircraft cargo capacity. Airlines have decreased fleet sizes and are utilizing smaller aircraft, including more regional jets, in many markets. The short supply of air cargo space has resulted in increased demand for surface transportation of cargo.

Competitive Advantages

      We believe that the following competitive advantages are critical to our success as a leading provider of time definite surface transportation services and related logistics services to the deferred air freight market in North America:

•	Focus on the Deferred Air Freight Market. We focus on providing time definite surface transportation and related logistics services to the deferred air cargo industry. We believe that our focused approach has enabled us to provide a higher level of service in a more cost effective manner than our competitors.

•	Expansive Network of Terminals and Sorting Facilities. We have built a network of terminals and sorting facilities throughout the United States and Canada located on or near airports. We believe it would be difficult for a competitor to duplicate our network without the expertise and strategic facility locations we have acquired and without expending significant capital and management resources. Our network enables us to provide regularly scheduled service between most markets with low levels of freight damage or loss, all at rates generally significantly below air freight rates.

•	Concentrated Marketing Strategy. We provide our services mainly to air freight forwarders, integrated air cargo carriers, and passenger and cargo airlines rather than directly serving shippers. We do not place significant size or weight restrictions on shipments and, therefore, do not compete with overnight parcel delivery services such as United Parcel Service, Federal Express and DHL Worldwide. We believe that our customers prefer to purchase their transportation services from us because we generally do not market our services to their shipper customers and, therefore, do not compete directly with them for customers.

•	Superior Service Offerings. Our published schedule for transit times with specific cut-off and arrival times generally provides our customers with the predictability they need. In addition, our network of terminals allows us to offer our customers later cut-off times, a higher percentage of direct shipments (which reduces damage and lost time caused by additional sorting and reloading) and shorter delivery times than most of our competitors.

•	Flexible Business Model. We purchase most of our transportation requirements from owner-operators or truckload carriers, rather than operating our own trucks. This allows us to respond quickly to changing demands and opportunities in our industry and generate higher returns on assets due to our low capital requirements.

•	Comprehensive Logistics Service Offerings. We offer an array of logistics services including: exclusive use vehicles (commonly referred to as truck brokerage), dedicated fleet, warehousing, customs brokerage and shipment consolidation and handling. These logistics services are an essential part of some customers’ transportation needs and are not offered by many of our competitors.

•	Leading Technology Platform. We are committed to using information technology to increase the volume of freight we can handle in our network, improve visibility of shipment information and reduce our operating costs. Our technology allows us to provide our customers with electronic bookings and real-time tracking and tracing of shipments throughout the transportation process, complete shipment history, proof of delivery, estimated charges and electronic bill presentment. Our Internet based technology enables us to view the volume of shipments that will be moving through specific routes in our network at a given time so that we can better plan the staging of trailers for our outbound shipments. We continue to enhance our systems to permit us and our customers to access vital information through both the Internet and electronic data interchange.

Growth Strategy

      Our growth strategy is to take advantage of our competitive strengths in the deferred air freight market to increase our profits and returns to shareholders. Principal components of our growth strategy are to:

•	Increase Freight Volume from Existing Customers. Many of our customers currently use us for only a portion of their overall transportation needs. In addition, many of our air freight forwarder customers are growing rapidly, and we expect that they will have a greater need for our services as their businesses grow. We will continue to market directly to these customers to capture additional freight volume. We also believe that there is significant potential for increased freight volume from passenger and cargo airlines as well as from the integrated air cargo carriers.

•	Develop New Customers. We continue to market actively our services to potential new air freight forwarder customers. We believe air freight forwarders will move away from integrated air cargo carriers because those carriers charge higher rates and away from less-than-truckload carriers because those carriers provide less reliable service and compete for the same customers as do the air freight forwarders. In addition, we believe our comprehensive North American network and related logistics services are attractive to domestic and international airlines.

•	Improve Efficiency of Our Transportation Network. We constantly seek to improve the efficiency of our network without changing our infrastructure or incurring significant capital expenditures. Regional hubs and direct shuttles improve our efficiency by reducing the number of miles freight must be transported and reducing the number of times freight must be handled and sorted. As the volume of freight between key markets increases, we intend to continue to add direct shuttles.

•	Expand Logistics Services. We continue to expand our logistics services to increase revenue and improve utilization of our terminal facilities and labor force. Because of the timing of the arrival and departure of cargo, our facilities are underutilized during portions of the day, allowing us to add a number of logistics services without significantly increasing our costs. Therefore, we have added a number of services in the past few years, such as exclusive-use transportation services, dedicated fleet, warehousing, customs brokerage and shipment consolidation and handling services. These services directly benefit our existing customers and our ability to attract new customers, particularly those air freight forwarders that cannot justify providing the services directly. These services are not offered by many transportation providers with whom we compete and are attractive to customers who prefer to use one provider for all of their transportation needs.

•	Enhance Information Systems. We are committed to the continued enhancement of our information systems in ways that will continue to provide us with both competitive service advantages and increased productivity. We believe our enhanced systems assist us in capitalizing on new business opportunities with existing customers and developing relationships with new customers because of the customer friendly, cost saving features our system provides, including real-time tracking and tracing of shipments and electronic bill presentment.

•	Pursue Strategic Acquisitions. We intend to continue to evaluate acquisitions that can increase our penetration of a geographic area, add new customers or increase freight volume. In addition, we expect to explore acquisitions that may enable us to offer additional logistics services. Since our inception, we have acquired the assets of eight of our regional competitors that met one or more of these criteria.

Operations

      We receive freight from air freight forwarders, integrated air cargo carriers and passenger and cargo airlines at our terminals, which are located on or near airports in the United States and Canada. We consolidate and transport these shipments by truck through our network to our terminals nearest the ultimate destinations of the shipments. We operate regularly scheduled service to and from each of our terminals through our Columbus, Ohio central sorting facility or through one of our eight regional hubs. We also operate regularly scheduled shuttle service directly between terminals where the volume of freight warrants bypassing the Columbus sorting facility or a regional hub. When a shipment arrives at our terminal nearest its destination, the customer arranges for the shipment to be picked up and delivered to its final destination.

Terminals

      Our network consists of terminals located in the following 80 cities:

Airport
City	Served

Albany, NY	ALB
Albuquerque, NM	ABQ
Atlanta, GA	ATL
Austin, TX	AUS
Baltimore, MD	BWI
Baton Rouge, LA*	BTR
Birmingham, AL*	BHM
Blountville, TN*	TRI
Boston, MA	BOS
Brownsville, TX*	BRO
Buffalo, NY	BUF
Charleston, SC	CHS
Charlotte, NC	CLT
Chicago, IL	ORD
Cincinnati, OH	CVG
Cleveland, OH	CLE
Columbia, SC*	CAE
Columbus, OH	CMH
Corpus Christi, TX*	CRP
Dallas/ Ft. Worth, TX	DFW
Dayton, OH*	DAY
Denver, CO	DEN
Detroit, MI	DTW
El Paso, TX	ELP
Greensboro, NC	GSO
Greenville, SC	GSP
Harlingen, TX*	HRL
Hartford, CT	BDL
Houston, TX	IAH
Huntsville, AL	HSV
Indianapolis, IN	IND
Jackson, MS*	JAN
Jacksonville, FL	JAX
Kansas City, MO	MCI
Knoxville, TN*	TYS
Lafayette, LA*	LFT
Laredo, TX*	LRD
Las Vegas, NV	LAS
Little Rock, AR	LIT
Los Angeles, CA	LAX
Louisville, KY	SDF
McAllen, TX*	MFE
Memphis, TN	MEM
Miami, FL	MIA
Milwaukee, WI	MKE
Minneapolis, MN	MSP
Mobile, AL*	MOB
Nashville, TN	BNA
Newark, NJ	EWR
Newburgh, NY	SWF
New Orleans, LA	MSY
New York, NY	JFK
Norfolk, VA	ORF
Oklahoma City, OK	OKC
Omaha, NE*	OMA
Orlando, FL	MCO
Pensacola, FL*	PNS
Philadelphia, PA	PHL
Phoenix, AZ	PHX
Pittsburgh, PA	PIT
Portland, OR	PDX
Raleigh, NC	RDU
Richmond, VA	RIC
Rochester, NY	ROC
Sacramento, CA	SMF
Salt Lake City, UT	SLC
San Antonio, TX	SAT
San Diego, CA	SAN
San Francisco, CA	SFO
Seattle, WA	SEA
St. Louis, MO	STL
Syracuse, NY	SYR
Tampa, FL	TPA
Toledo, OH*	TOL
Tucson, AZ*	TUS
Tulsa, OK	TUL
Washington, DC	IAD
Montreal, Canada*	YUL
Ottawa, Canada*	YOW
Toronto, Canada	YYZ

*	Denotes an agent location.

      Independent agents operate 20 of our locations. These locations typically handle low volumes of freight relative to our company-operated facilities.

Shuttle Service and Regional Hubs

      We operate direct terminal-to-terminal shuttles and regional overnight service between terminals where justified by freight volumes. We currently provide regional overnight service to many of the markets within our network. Direct service allows us to provide quicker scheduled service at a lower cost because we can transport freight over the most direct route and eliminate the added time and cost of handling the freight at our central or regional hub sorting facilities. Direct shipments also reduce the likelihood of damage because of reduced handling and sorting of the freight. As we continue to increase volume between various terminals, we intend to continue to add direct shuttles. Where warranted by sufficient volume in a region, we utilize larger terminals as regional sorting hubs, which allows us to bypass our Columbus sorting facility. These regional hubs improve our operating efficiency and enhance customer service. We operate regional hubs in Atlanta, Dallas/ Ft. Worth, Kansas City, Los Angeles, New Orleans, Newburgh, Orlando and San Francisco.

Shipments

      The average weekly volume of freight moving through our network was over 24.5 million pounds per week in 2002. During 2002, our average shipment weighed over 700 pounds. Shipments range from small boxes weighing only a few pounds to large shipments of several thousand pounds. Although we impose no significant size or weight restrictions, we focus our marketing and price structure on shipments of 200 pounds or more. As a result, we do not directly compete for most of our business with integrated air cargo carriers in the overnight delivery of small parcels.

Logistics Services

      Customers increasingly demand more than the movement of freight from their transportation providers. To meet these demands, we continually seek ways to customize our logistics services and add new services. Logistics services increase our profit margins by increasing our revenue without corresponding increases in our fixed costs.

      Our logistics services allow customers to access the following services from a single source:

•	exclusive-use vehicles, commonly referred to as truck brokerage;

•	dedicated fleet;

•	customs brokerage, such as assistance with customs procedures for both import and export shipments;

•	warehousing, dock and office space; and

•	shipment consolidation and handling, such as shipment build-up and break-down and reconsolidation of air or ocean pallets or containers.

      These services are critical to many of our air freight forwarder customers that do not provide logistics services themselves or that prefer to use one provider for all of their surface transportation needs.

Customers and Marketing

      Our customers are primarily air freight forwarders, integrated air cargo carriers and passenger or cargo airlines. Our air freight forwarder customers vary in size from small, independent, single facility companies to large, international logistics companies, such as AIT Freight Systems, Associated Global Systems, Danzas/ AEI, Exel and Pilot Air Freight. Because of our reputation for dependable service, integrated air cargo carriers such as United Parcel Service, Federal Express, DHL Worldwide Express and Emery Worldwide use our services to provide overflow capacity and other services, including shipment of bigger packages and pallet-loaded cargo. Passenger and cargo airline customers include British Airways, Continental, KLM, Northwest Airlines, Virgin Atlantic and Kitty Hawk Cargo.

      We market our services through a sales and marketing staff located in various regions of the United States. Senior management also is actively involved in sales and marketing at the national account level and supports local sales activity. We have a strong commitment to marketing and focus on air freight forwarders, integrated air cargo carriers and passenger or cargo airlines that have time-sensitive shipping needs requiring customized services. We also participate in air cargo trade shows and advertise our services through direct mail programs and through the Internet via www.forwardair.com. The information contained on our web site is not part of this prospectus.

Technology and Information Systems

      Our technology allows us to provide our customers with real-time tracking and tracing of shipments throughout the transportation process, complete shipment history, proof of delivery, estimated charges and electronic bill presentment. In addition, our customers are able to electronically transmit bookings to us from their own networks and schedule transportation and obtain tracking and tracing information without using our call center. We continue to enhance our systems to permit our customers to obtain this information both through the Internet and electronic data interchange. We have invested and expect to continue to invest management and financial resources on maintaining or upgrading our information systems in an effort to increase the volume of freight we can handle in our network, improve the visibility of shipment information and reduce our operating costs. We believe that the ability to provide accurate, real-time information on the status of shipments is increasingly important and that our efforts in this area will result in both competitive service advantages and increased productivity throughout our network. We believe this will assist us in capitalizing on new business opportunities, such as including additional lines of distribution and related services, and will encourage customers to increase the volume of freight they send through our network. In addition, we believe the service advantages these systems provide will attract new customers.

Purchased Transportation

      We contract for most of our transportation services from owner-operators. The owner-operators own, operate and maintain their own tractors and employ their own drivers. We also purchase transportation from other surface transportation providers to handle overflow volume. Of the $99.3 million of purchased transportation in 2002, we purchased 66.2% from owner-operators and 33.8% from other surface transportation providers.

      We seek to establish long-term relationships with owner-operators to assure dependable service and availability, and historically we have experienced a low turnover of owner-operators. We have established guidelines relating to safety records, driving experience and personal evaluations that we use to select our owner-operators. To enhance our relationship with the owner-operators, we pay per mile rates that are generally above prevailing market rates and offer our drivers a consistent work schedule, typically to the same destination.

Competition

      The air freight transportation industry is highly competitive and very fragmented. Our competitors include regional trucking companies that specialize in handling deferred air freight and national and regional less-than-truckload carriers. To a lesser extent, we compete with integrated air cargo carriers and passenger and cargo airlines. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources and larger freight capacity. We also face competition from our customers who decide to establish their own networks to transport deferred air freight. We believe competition is based on service, primarily on-time delivery, flexibility and reliability, as well as rates. We offer our services at rates that generally are significantly below the charge to transport the same shipment to the same destination by air. We believe we have an advantage over less-than-truckload carriers based upon our reputation for faster, more reliable service between many cities.

Seasonality

      Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. The first quarter has traditionally been the weakest and the third and fourth quarters have traditionally been the strongest. Typically, this pattern has been the result of factors such as climate, national holidays, customer demand and economic conditions. Additionally, a significant portion of our revenue is derived from customers whose business levels are impacted by the economy.

Employees

      As of September 30, 2003, we employed 1,559 persons, 794 of whom were freight handlers. None of our employees is covered by a collective bargaining agreement. We recognize that our workforce, including our freight handlers, is one of our most valuable assets. The recruitment, training and retention of qualified employees are essential to support our continued growth and to meet the service requirements of our customers.

EXECUTIVE OFFICERS AND DIRECTORS

      Our executive officers and directors are set forth below.

Name	Position

Bruce A. Campbell	President and Chief Executive Officer; Director
Andrew C. Clarke	Chief Financial Officer, Senior Vice President and Treasurer; Director
Craig A. Drum	Senior Vice President, Sales
Matthew J. Jewell	Senior Vice President, General Counsel and Secretary
Chris C. Ruble	Senior Vice President, Operations
Rodney L. Bell	Vice President and Controller
Scott M. Niswonger	Chairman of the Board of Directors
James A. Cronin, III	Director
Hon. Robert Keith Gray	Director
Ray A. Mundy	Director

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of shares of our outstanding common stock as of November 7, 2003, and as adjusted to reflect the sale of shares of common stock offered by the selling shareholder in this offering, for:

•	each director and our chief executive officer and our four other highest paid executive officers in 2002 (“named executive officers”);

•	all directors and executive officers as a group; and

•	each person, entity or group known by us to beneficially own 5% or more of our outstanding common stock.

      Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days. Except as otherwise indicated, the shareholders listed in the table are deemed to have sole voting and investment power with respect to the common stock owned by them on such date.

      The percentages shown are based on 21,469,300 shares of common stock outstanding as of November 7, 2003 and the sale by the selling shareholder of 2,200,000 shares.

	Shares Beneficially Owned				Shares Beneficially Owned
	Prior to the Offering				After the Offering
				Shares
Name of Beneficial Owner	Number		Percent(%)	Offered(1)	Number	Percent(%)

Directors and Named Executive Officers
Bruce A. Campbell	355,980	(2)	1.6	—	355,980	1.6
Andrew C. Clarke	30,580	(3)	*	—	30,580	*
James A. Cronin, III	161,200	(4)	*	—	161,200	*
Hon. Robert Keith Gray	177,800	(5)	*	—	177,800	*
Ray A. Mundy	19,415	(6)	*	—	19,415	*
Scott M. Niswonger	2,755,300	(7)	12.8	2,200,000	555,300	2.6
Craig A. Drum	10,311	(8)	*	—	10,311	*
Chris C. Ruble	17,224	(9)	*	—	17,224	*
All directors and executive officers as a group (10 persons)	3,618,940	(10)	16.4	2,200,000	1,418,940	6.4

Other Principal Shareholders
Brown Investment Advisory & Trust Company	1,069,792	(11)	5.0	—	1,069,792	5.0
Franklin Resources, Inc.	2,268,914	(12)	10.6	—	2,268,914	10.6
Kayne Anderson Rudnick Investment Management, LLC	1,335,649	(13)	6.2	—	1,335,649	6.2
Liberty Wanger Asset Management, L.P.	1,306,200	(14)	6.1	—	1,306,200	6.1
Mellon Financial Corporation	1,332,990	(15)	6.2	—	1,332,990	6.2
T. Rowe Price Associates, Inc.	1,822,700	(16)	8.5	—	1,822,700	8.5

*	Less than one percent.

(1)	The East Tennessee Foundation has granted the underwriters an option to purchase up to an aggregate of 330,000 shares to cover over-allotments, if any. The East Tennessee Foundation beneficially owns 330,000 shares of our common stock.

(2)	Includes 204,002 shares issuable upon exercise of stock options.

(3)	Includes 30,000 shares issuable upon exercise of stock options.

(4)	Includes 142,500 shares issuable upon exercise of stock options.

(5)	Includes 142,500 shares issuable upon exercise of stock options.

(6)	Includes 18,750 shares issuable upon exercise of stock options.

(7)	Includes 300 shares held by Mr. Niswonger as custodian for his grandson and 300 shares which are held by Mr. Niswonger’s spouse as custodian for one of her children. Scott M. Niswonger currently serves as our chairman.

(8)	Includes 10,000 shares issuable upon exercise of stock options.

(9)	Includes 16,700 shares issuable upon exercise of stock options.

(10)	Includes 623,202 shares issuable upon exercise of stock options.

(11)	Brown Investment Advisory & Trust Company (“BIATC”) and its wholly owned subsidiary, Brown Investment Advisory Incorporated (“BAI”), 901 South Bond Street, Suite 400, Baltimore, Maryland 21231, reported in a Schedule 13G filed with the Commission that as of December 31, 2002, BIATC beneficially owned 335,666 shares and BAI beneficially owned 734,126 shares. BIATC had sole voting power over 335,666 shares, no shared voting or shared dispositive power over the shares and sole dispositive power over 334,966 shares. BAI reported it had sole voting and dispositive power over 734,126 shares and no shared voting or shared dispositive power over the shares.

(12)	Franklin Resources, Inc. (“FRI”), One Franklin Parkway, San Mateo, California 94403, reported in a Schedule 13G filed with the Commission that as of December 31, 2002, FRI, a parent holding company, Franklin Advisers, Inc. (“FAI”), an investment advisor, Charles B. Johnson in his individual capacity as principal shareholder of FRI, and Rupert H. Johnson, Jr. in his individual capacity as principal shareholder of FRI, beneficially owned the shares. FAI had sole voting and dispositive power with respect to 1,735,248 shares. Franklin Private Client Group, Inc., an investment advisor subsidiary, is reported to have sole dispositive power with respect to 533,666 shares and no sole voting power.

(13)	Kayne Anderson Rudnick Investment Management, LLC (“Kayne Anderson”), 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067, reported in a Schedule 13G filed with the Commission that as of December 31, 2002, Kayne Anderson, an investment advisor, had shared voting and dispositive power over the shares and no sole voting or dispositive power over the shares.

(14)	Liberty Wanger Asset Management, L.P. (“WAM”), 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606, reported in a Schedule 13G filed with the Commission that as of December 31, 2002, WAM, an investment advisor, and WAM Acquisition GP, Inc., its general partner, had shared voting and dispositive power over the shares and no sole voting or dispositive power over the shares.

(15)	Mellon Financial Corporation (“MFC”), One Mellon Center, Pittsburgh, Pennsylvania 15258, reported in a Schedule 13G filed with the Commission that as of December 31, 2002, it had sole voting power over 1,182,290 of the shares, shared voting power over 141,500 of the shares, sole dispositive power over 1,190,490 of the shares and shared dispositive power over 142,500 of the shares. According to the filing, Mellon Bank N.A. (“MB”), a subsidiary of MFC, beneficially owned 1,324,910 of the shares and had sole voting power over 1,177,110 of the shares, shared voting power over 141,500 of the shares, sole dispositive power over 1,182,410 of the shares and shared dispositive power over 142,500 of these shares. According to the filing, The Dreyfus Corporation (“Dreyfus”), a subsidiary of MFC, beneficially owned 1,156,500 of the shares and had sole voting power over 1,014,600 of the shares, shared voting power over 141,500 of the shares, sole dispositive power over 1,014,600 of the shares and shared dispositive power over 141,500 of the shares.

(16)	T. Rowe Price Associates, Inc. (“Price Associates”), 100 E. Pratt Street, Baltimore, Maryland 21202, reported in a Schedule 13G filed with the Commission that as of December 31, 2002, these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. According to the filing, Price Associates had sole voting power over 302,200 of the shares, sole dispositive power over 1,822,700 of the shares, and no shared voting or dispositive power over the shares.

UNDERWRITING

      Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers for the offering. Subject to the terms and conditions of an underwriting agreement, dated as of November 10, 2003, among us, the selling shareholder and the underwriters named below, the underwriters have severally agreed to purchase from the selling shareholder the number of shares of common stock set forth below opposite their respective names.

Number of
Underwriter	Shares

Bear, Stearns & Co. Inc.	935,000
Deutsche Bank Securities Inc.	935,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	330,000

Total	2,200,000

      The underwriters have advised the selling shareholder that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $0.84 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not expect sales to discretionary accounts to exceed 5%.

      The East Tennessee Foundation has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to a total of 330,000 shares of common stock from such selling shareholder to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 330,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter’s percentage of the total underwriting commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The East Tennessee Foundation will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      The following table shows the public offering price, underwriting discounts and commissions and proceeds to the selling shareholder from the sale of common stock. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per	Without Over-	With Over-
	Share	Allotment	Allotment

Public offering price	$28.00	$61,600,000	$70,840,000
Underwriting discount	$1.40	$3,080,000	$3,542,000
Proceeds to the selling shareholder(s)	$26.60	$58,520,000	$67,298,000

      The expenses of the offering, other than underwriting discounts and commissions referred to above, are estimated at approximately $384,340, approximately $247,890 of which is payable by us and approximately $136,450 of which is payable by the selling shareholder.

      We and the selling shareholder have severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect of those liabilities.

      We and each of our executive officers and directors and the selling shareholder have agreed for a period of 90 days after the date of this prospectus, subject to specified exceptions, not to (i) issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of, (ii) establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” with respect to any, or (iii) otherwise enter into any swap, derivative transaction or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership, whether or not such transaction is to be settled by delivery of common stock, other securities, cash or other consideration of, any common stock, any other equity security or any securities convertible into, exercisable or exchangeable for common stock, or other such equity security of the company or of any of its subsidiaries without the prior consent of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. may, in their sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. do not have any current intention to release any portion of the securities subject to lock-up agreements. The foregoing restrictions will not apply to the sale of common stock in this offering, the issuance of certain amounts of common stock as consideration for our acquisition of businesses, or the grant and exercise of options under, or the issuance of shares pursuant to, employee stock option plans and transfers by such officers, directors and shareholders of any common stock to any parent, mother-in-law or father-in-law, husband or wife, brother or sister, sister-in-law or brother-in-law, son-in-law or daughter-in-law and children of such officers, directors or shareholders or to a trust for the direct or indirect benefit of such officer, director or shareholder or their respective family members, provided that any such transferee agrees to be bound in writing by the restrictions set forth herein.

      Other than in the United States, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

      Our common stock trades on the Nasdaq Stock Market’s National Market under the symbol “FWRD.” On November 10, 2003, the last reported sale price of the common stock was $29.77 per share.

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. The underwriters may allocate a number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than any prospectus made available in electronic format as described above, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

      In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when the underwriting syndicate repurchases shares originally sold by that underwriter in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transaction on The Nasdaq Stock Market’s National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

      Some of the underwriters and their affiliates have provided, and will continue to provide, investment banking and other services in the ordinary course of business with us. In particular, affiliates of Deutsche Bank Securities Inc. and BB&T Capital Markets assisted us in repurchasing our common stock during 2002, for which they have received customary fees and commissions.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about its public reference room. The SEC also maintains an Internet web site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Please refer to the registration statement and its exhibits for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits from the SEC, as described in the preceding paragraph.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus until the termination of this offering, as well as the following documents:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q, filed with the SEC on April 29, 2003;

•	Our Quarterly Report on Form 10-Q, filed with the SEC on August 5, 2003;

•	Our Quarterly Report on Form 10-Q, filed with the SEC on October 28, 2003; and

•	The description of our common stock contained in our registration statement on Form 8-A, including any amendment or report filed to update such description.

      We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Requests for such information should be directed to Matthew J. Jewell, Senior Vice President, General Counsel and Secretary, Forward Air Corporation, 430 Airport Road, Greeneville, Tennessee 37745, (423) 636-7000.

LEGAL MATTERS

      The validity of the shares of our common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters relating to this offering will be passed upon for the underwriters by Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

      The consolidated financial statements and schedule of Forward Air Corporation appearing in Forward Air Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling shareholder is not making an offer to sell nor seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock.

2,200,000 Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.

Deutsche Bank Securities

BB&T Capital Markets

November 10, 2003